Mail Stop 3561

        June 1, 2007

Via U.S. Mail
Ulrich Michel
Chief Financial Officer
WABCO Holdings Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, NJ   08855

        Re: WABCO Holdings, Inc.
        Amendment no. 2 to Registration Statement on Form 10
        Filed May 23, 2007
              File No. 001-33332

Dear Mr. Michel:

        We have reviewed your responses to the comments in our
letter
dated May 23, 2007 and have the following additional comments.
Please note that all page references below correspond to the
marked
version of your filing provided by counsel.

Registration Statement on Form 10
Exhibit 99.1

Unaudited Pro Forma Financial Statements, page 40

1. We note from your introductory paragraph on page 40 that the
unaudited pro forma statements of income for the three months
ended
March 31, 2007 have been prepared as if the transactions described
on
page 40 had occurred as of January 1, 2007. Please revise your
disclosures and the pro forma financial information for the three
month ended March 31, 2007 to reflect the pro forma adjustments as
if
the transactions had occurred as of January 1, 2006 (the
beginning
of the fiscal year presented) rather than as of January 1, 2007,
as
currently presented. See Article 11-02(b) (6) of Regulation S-X
for
guidance.

Notes to Unaudited Pro Forma Financial Information, pages 43
through
46

2. Reference is made to footnote (f). We note your revise
disclosure
where you state that the specifics of the assumption of the $38.6
million liability related to certain non-WABCO American Standard
entities are included within the Tax Sharing Agreement. This
statement is vague and does not provide enough disclosure to
enable a
reader in understanding the actual assumptions used in estimating
such liability. As previously requested, please provide detailed
disclosure, which quantifies each assumption used in estimating
the
$38.6 million tax liability. The disclosure should be revised so
that the reader can easily re-calculate the estimated $38.6
million
tax liability by using your disclosed assumptions. Also, explain
how
each assumption was determined, name each of the non-WABCO
American
Standard entities associated with this tax liability and explain
the
nature of the tax liability for each non-WABCO American Standard
entity.

3. Reference is made to footnote (h) where you state that the
amount
reflected as a pro forma adjustment of $37.8 million for tax costs
was generally determined through reasonable assumptions based on
recent valuations and historic data used to assess fair market
value
and cost basis of transferred assets. This statement is vague and
does not provide enough disclosure to enable a reader to
understand
the actual assumptions used in estimating such liability. As
previously requested, please provide detailed disclosure, which
quantifies each assumption used in estimating the $37.8 million
tax
liability. The disclosure should be revised so that the reader
can
easily re-calculate the estimated $37.8 million tax liability by
using your disclosed assumptions. Also, explain how each
assumption
was determined. Additionally, please disclose how you allocated
the
$37.8 million tax liability between short-term and long-term
liabilities.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Commitments and Contingencies

4. We note from your disclosure in the last paragraph on page 61
that
you will assume certain contingent non-U.S. tax liabilities and
certain contingent environmental liabilities relating to American
Standard`s Bath and Kitchen business. Please describe the facts
and
circumstances responsible for each contingent liability and

quantify
the impact that assuming these contingent liabilities may have on
your financial statements.

Financial Statements

Combined Consolidated Financial Statements
Combined Consolidated Statement of Income, page F-3

5. We note your response to our prior comment number 9 but
continue
to believe that pro forma basic and diluted earnings per share
should
be presented on the face of your consolidated statement of income
for all periods presented, since these "pro forma" disclosures
will
effectively become the Company`s historical earnings per share
amounts following the completion of the spin-off transaction,
pursuant to the guidance in paragraph 54 of SFAS No. 128 and SAB
Topics 4:C. Accordingly, please revise to present pro forma basic
and
diluted earnings per share for all periods presented on the face
of
your consolidated statements of income. The notes to your
financial
statements should also be revised to disclose the assumptions used
in
computing pro forma basic and diluted earnings per share for all
periods presented.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet, page F-32

6. We note from your condensed consolidated balance sheet that the
inventories` balances for finished products, products in process,
and
raw material presented on page F-32 do not agree with the balances
in
note 7 to the audited consolidated financial statements on page F-
16.
Please reconcile and revise accordingly. If the notes to the
audited
financial statements are incorrect, please provide the disclosures
outlined in paragraph 26 of SFAS No. 154.

Condensed Consolidated Statement of Cash Flows, page F-33

7. We note from the financing activities section in your statement
of
cash flows that you present cash flow activities for borrowing of
long-term debt and short-term debt on a net rather than on a gross
basis. Please revise your interim financial statements to present
borrowings and repayments on a gross basis, consistent with your
response to our prior comment 36 in your response letter dated
April
9, 2007, and in accordance with paragraph 11 of SFAS No. 95.

Note 4. Warranties, Guarantees, Commitments and Contingencies

Litigation, page F-37

8. We note from your disclosure that Article 23 of Council Regulation
No. 1/2003 provides for a maximum fine equal to 10% of the parent
company (i.e. American Standard`s) worldwide revenue attributable to
all of its products for the fiscal year prior to the year in which
the fine is imposed. Considering that this could have a significant
impact on your statement of operations, please revise your disclosure
to quantify the amount of the fine that would be required to be paid
if the fine equals to 10% of American Standard`s worldwide revenue
attributable to all of its products for the fiscal year ended
December 31, 2006, was required. The disclosure of this matter on
pages 60 and 61 of MD&A should be similarly revised.

Note 9. Subsequent Events, page F-41

9. We note from your disclosure that effective April 30, 2007 WABCO
terminated its arrangement to sell American Standard the receivables
generated on sales of product to its U.S. joint venture Meritor
WABCO, and as a result of the termination the accounts receivable
balance for WABCO will increase during the second quarter of 2007.
Please revise the notes to your financial statements and MD&A to
quantify the effect this will have on your balance sheet and
statement of operations.

Related Party Transactions

10. Please include a related party foot note to your condensed
consolidated financial statements, similar to page F-26, which
updates and provides information outlined in paragraph 2 of SFAS No.
57 and SAB Topic 1:B Question 4. This appears relevant and
necessary, considering the significance of your related party
transactions with American Standard and Affiliates.

        ****

        As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may

have additional comments after reviewing your amendment and responses
to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering
of the securities specified in the above registration statement. We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of
the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel
at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
                                        Assistant Director

cc: Via Facsimile (917) 777-7886
      Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Mr. Ulrich Michel
WABCO Holdings Inc.
June 1, 2007
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